Exhibit 99.1

ArcelorMittal

Fifth Supplemental Indenture

Dated as of February 28, 2012

HSBC BANK USA, NATIONAL ASSOCIATION

Trustee

Supplement to Indenture dated as of May 20, 2009

TABLE OF CONTENTS

		PAGE
ARTICLE I DEFINITIONS; GENERAL		2

SECTION 1.1	PROVISIONS OF THE INDENTURE	2
SECTION 1.2	DEFINITION OF TERMS	2

ARTICLE II GOVERNING LAW		3

SECTION 1.13.	GOVERNING LAW	3

ARTICLE III MISCELLANEOUS		3

SECTION 4.1	SEPARABILITY CLAUSE	3
SECTION 4.2	TRUSTEE	3
SECTION 4.3	COUNTERPARTS	3

FIFTH SUPPLEMENTAL INDENTURE, dated as of February 28, 2012 (this “Fifth Supplemental Indenture”), between ArcelorMittal, a société anonyme incorporated under Luxembourg law (hereinafter called the “Company”), and HSBC Bank USA, National Association (hereinafter called the “Trustee”) under the Indenture, dated as of May 20, 2009 (the “Base Indenture”).

RECITALS:

WHEREAS, the Base Indenture, pursuant to Section 9.01, provides that the Company and the Trustee may, without the consent of any Holder of Securities, at any time and from time to time, enter into one or more indentures supplemental thereto, in form satisfactory to the Trustee for any of the purposes provided in Section 9.01, including to cure any ambiguity, to correct or supplement any provision herein which may be defective or inconsistent with any other provision herein;

WHEREAS, the Company desires by this Fifth Supplemental Indenture to clarify that certain provisions of Luxembourg law regarding Holders’ meetings, rights and actions do not apply to the Securities and therefore to cure a possible ambiguity in the Base Indenture;

WHEREAS, the Company has delivered to the Trustee an Opinion of Counsel and an Officers’ Certificate pursuant to Sections 1.02 and 9.03 of the Base Indenture to the effect that all conditions precedent provided for in the Base Indenture relating to the Trustee’s execution and delivery of this Fifth Supplemental Indenture have been complied with and the execution of this Fifth Supplemental Indenture is permitted by the Base Indenture;

WHEREAS, the Company has requested that the Trustee execute and deliver this Fifth Supplemental Indenture, and all acts and things necessary have been done and performed to make this Fifth Supplemental Indenture enforceable in accordance with its terms, and the execution and delivery of this Fifth Supplemental Indenture has been duly authorized in all respects;

NOW, THEREFORE, the Company and the Trustee agree as follows:

ARTICLE I

DEFINITIONS; GENERAL

Section 1.1 Provisions of the Indenture.

Except insofar as herein otherwise expressly provided, all the definitions, provisions, terms and conditions of the Base Indenture shall remain in full force and effect. The Base Indenture, as amended and supplemented by this Fifth Supplemental Indenture, is in all respects ratified and confirmed and shall apply to all Outstanding Securities issued under the Base Indenture on or after the date hereof, and the Base Indenture and this Fifth Supplemental Indenture shall be read, taken and considered as one and the same instrument for all purposes.

Section 1.2 Definition of Terms.

For all purposes of this Fifth Supplemental Indenture, except as otherwise expressly provided or unless the subject matter or context otherwise requires (including for purposes of the Recitals):

(a) a term defined in the Base Indenture has the same meaning when used in this Fifth Supplemental Indenture unless otherwise specified herein;

(b) a term defined anywhere in this Fifth Supplemental Indenture has the same meaning throughout;

(c) the singular includes the plural and vice versa; and

(d) headings are for convenience of reference only and do not affect interpretation.

ARTICLE II

GOVERNING LAW

Section 1.13 of the Base Indenture is hereby deleted in its entirety and replaced with the following:

“Section 1.13. Governing Law. THIS INDENTURE AND THE SECURITIES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. For the avoidance of doubt, the provisions of article 86 to 94-8 of the Luxembourg law of August 10, 1915 on commercial companies, as amended, do not apply to the Securities.”

ARTICLE III

MISCELLANEOUS

Section 4.1 Separability Clause. In case any provision of this Fifth Supplemental Indenture shall be invalid, illegal, unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 4.2 Trustee. The Trustee accepts the trusts created by this Fifth Supplemental Indenture upon the terms and conditions set forth in the Indenture. The Trustee makes no representations as to the validity or sufficiency of this Fifth Supplemental Indenture, except that the Trustee represents that it is duly authorized to execute and deliver this Fifth Supplemental Indenture.

Section 4.3 Counterparts. This Fifth Supplemental Indenture may be executed in any number of separate counterparts each of which shall be an original for all purposes; but such separate counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Fifth Supplemental Indenture to be duly executed by their respective officers thereunto duly authorized, on the day and year first above written.

ARCELORMITTAL

By:	/s/ Thierry Royer
Name: Thierry Royer
Title: Finance Special Proxy Holder

By:	/s/ Henk Scheffer
Name: Henk Scheffer
Title: Finance Special Proxy Holder

HSBC BANK USA, NATIONAL ASSOCIATION, as Trustee

By:	/s/ Ignazio Tamburello
Name: Ignazio Tamburello
Title: Vice President